No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 8, 2017, Honda Motor Co., Ltd. filed its condensed consolidated interim financial statements for the fiscal second quarter ended September 30, 2017 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 24, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2017 increased by 11.2%, to ¥7,489.2 billion from the same period last year, due mainly to increased sales revenue in all business operations as well as positive foreign currency translation effects. Operating profit decreased by 14.7%, to ¥422.1 billion from the same period last year, due mainly to the loss related to the settlement of multidistrict class action litigation as well as the impact of pension plan amendments in the same period last year, which was partially offset by an increase in profit attributable to increased sales revenue and model mix as well as continuing cost reduction. Profit before income taxes increased by 3.3%, to ¥577.6 billion from the same period last year, due mainly to increased share of profit of investments accounted for using the equity method. Profit for the period attributable to owners of the parent increased by 8.4%, to ¥381.3 billion.

Business Segments

Motorcycle Business

For the six months ended September 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017			Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
			Change	%			Change	%
Motorcycle Business	8,890	9,937	1,047	11.8	5,873	6,691	818	13.9
Japan	62	84	22	35.5	62	84	22	35.5
North America	149	163	14	9.4	149	163	14	9.4
Europe	120	134	14	11.7	120	134	14	11.7
Asia	8,010	9,023	1,013	12.6	4,993	5,777	784	15.7
Other Regions	549	533	(16)	(2.9)	549	533	(16)	(2.9)

*	Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 21.0%, to ¥1,018.6 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 62.5%, to ¥147.3 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix, which was partially offset by the impact of pension plan amendments in the same period last year.

Automobile Business

For the six months ended September 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017			Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
			Change	%			Change	%
Automobile Business	2,431	2,559	128	5.3	1,798	1,807	9	0.5
Japan	302	324	22	7.3	275	295	20	7.3
North America	989	933	(56)	(5.7)	989	933	(56)	(5.7)
Europe	90	85	(5)	(5.6)	90	85	(5)	(5.6)
Asia	935	1,093	158	16.9	329	370	41	12.5
Other Regions	115	124	9	7.8	115	124	9	7.8

*	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 8.2%, to ¥5,237.8 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit decreased by 43.2%, to ¥179.5 billion from the same period last year, due mainly to the loss related to the settlement of multidistrict class action litigation as well as the impact of pension plan amendments in the same period last year, which was partially offset by continuing cost reduction.

Financial Services Business

Sales revenue from external customers increased by 18.1%, to ¥1,072.1 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 9.9%, to ¥97.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

For the six months ended September 30, 2016 and 2017

	Units (thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales*
	Six months ended Sep. 30, 2016	Six months ended Sep. 30, 2017
			Change	%
Power Product Business	2,728	2,589	(139)	(5.1)
Japan	146	138	(8)	(5.5)
North America	1,291	1,141	(150)	(11.6)
Europe	390	406	16	4.1
Asia	736	741	5	0.7
Other Regions	165	163	(2)	(1.2)

*	Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 11.3%, to ¥160.6 billion from the same period last year, due mainly to increased sales revenue in Other businesses as well as positive foreign currency translation effects. Operating loss was ¥1.8 billion, an increase of ¥1.3 billion from the same period last year, due mainly to increased operating costs in Other businesses as well as the impact of pension plan amendments in the same period last year. In addition, operating loss of aircraft and aircraft engines included in the Power product and other businesses was ¥22.2 billion, an increase of ¥2.7 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2017 increased by ¥101.8 billion from March 31, 2017, to ¥2,207.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥491.1 billion of cash inflows. Cash inflows from operating activities increased by ¥98.9 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥308.6 billion of cash outflows. Cash outflows from investing activities decreased by ¥31.9 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥114.3 billion of cash outflows. Cash outflows from financing activities increased by ¥135.3 billion from the same period last year, due mainly to decreased proceeds from financing liabilities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2017 and September 30, 2017

		Yen (millions)
Assets	Note	March 31, 2017	September 30, 2017
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,105,976	¥2,207,825
Trade receivables		764,026	757,390
Receivables from financial services		1,878,938	1,853,018
Other financial assets		149,427	94,120
Inventories		1,364,130	1,426,241
Other current assets		292,970	325,261

Total current assets		6,555,467	6,663,855

Non-current assets:
Investments accounted for using the equity method		597,262	738,425
Receivables from financial services		3,070,615	3,205,059
Other financial assets		364,612	420,151
Equipment on operating leases	6	4,104,663	4,265,697
Property, plant and equipment	7	3,200,378	3,186,888
Intangible assets		778,192	757,188
Deferred tax assets		121,509	113,914
Other non-current assets		165,425	175,902

Total non-current assets		12,402,656	12,863,224

Total assets		¥18,958,123	¥19,527,079

		Yen (millions)
Liabilities and Equity	Note	March 31, 2017	September 30, 2017
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,183,344	¥1,097,166
Financing liabilities		2,786,928	2,856,693
Accrued expenses		417,736	436,167
Other financial liabilities		119,784	113,988
Income taxes payable		45,507	57,720
Provisions	8	348,095	287,482
Other current liabilities		527,448	588,570

Total current liabilities		5,428,842	5,437,786

Non-current liabilities:
Financing liabilities		4,022,190	4,126,789
Other financial liabilities		47,241	67,859
Retirement benefit liabilities	9	494,131	449,065
Provisions	8	248,935	242,286
Deferred tax liabilities		900,450	947,348
Other non-current liabilities		246,708	283,615

Total non-current liabilities		5,959,655	6,116,962

Total liabilities		11,388,497	11,554,748

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,189)	(26,193)
Retained earnings		6,712,894	7,008,465
Other components of equity		351,406	454,012

Equity attributable to owners of the parent		7,295,296	7,693,469
Non-controlling interests		274,330	278,862

Total equity		7,569,626	7,972,331

Total liabilities and equity		¥18,958,123	¥19,527,079

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2016 and 2017

		Yen (millions)
	Note	September 30, 2016	September 30, 2017
		unaudited	unaudited
Sales revenue		¥6,734,698	¥7,489,295

Operating costs and expenses:
Cost of sales		(5,200,531)	(5,863,643)
Selling, general and administrative		(746,284)	(857,272)
Research and development		(292,959)	(346,224)

Total operating costs and expenses		(6,239,774)	(7,067,139)

Operating profit		494,924	422,156

Share of profit of investments accounted for using the equity method	5	67,083	135,211

Finance income and finance costs:
Interest income		14,808	18,813
Interest expense		(6,191)	(6,151)
Other, net		(11,566)	7,599

Total finance income and finance costs		(2,949)	20,261

Profit before income taxes		559,058	577,628

Income tax expense		(177,454)	(160,475)

Profit for the period		¥381,604	¥417,153

Profit for the period attributable to:
Owners of the parent		351,795	381,341
Non-controlling interests		29,809	35,812

		Yen
		September 30, 2016	September 30, 2017
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥195.19	¥211.59

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2016 and 2017

		Yen (millions)
	Note	September 30, 2016	September 30, 2017
		unaudited	unaudited
Profit for the period		¥381,604	¥417,153

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	9	11,561	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		907	12,057
Share of other comprehensive income of investments accounted for using the equity method		(799)	(98)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(453,298)	86,134
Share of other comprehensive income of investments accounted for using the equity method		(57,685)	11,281

Total other comprehensive income, net of tax		(499,314)	109,374

Comprehensive income for the period		¥(117,710)	¥526,527

Comprehensive income for the period attributable to:
Owners of the parent		(117,593)	484,686
Non-controlling interests		(117)	41,841

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2016 and 2017

		Yen (millions)
	Note	September 30, 2016	September 30, 2017
		unaudited	unaudited
Sales revenue		¥3,262,968	¥3,776,199

Operating costs and expenses:
Cost of sales		(2,522,871)	(2,988,854)
Selling, general and administrative		(384,621)	(462,449)
Research and development		(127,395)	(171,951)

Total operating costs and expenses		(3,034,887)	(3,623,254)

Operating profit		228,081	152,945

Share of profit of investments accounted for using the equity method		39,861	82,263

Finance income and finance costs:
Interest income		7,368	9,816
Interest expense		(3,099)	(3,297)
Other, net		(1,645)	876

Total finance income and finance costs		2,624	7,395

Profit before income taxes		270,566	242,603

Income tax expense		(78,828)	(50,958)

Profit for the period		¥191,738	¥191,645

Profit for the period attributable to:
Owners of the parent		177,096	174,006
Non-controlling interests		14,642	17,639

		Yen
		September 30, 2016	September 30, 2017
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥98.26	¥96.55

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2016 and 2017

		Yen (millions)
	Note	September 30, 2016	September 30, 2017
		unaudited	unaudited
Profit for the period		¥191,738	¥191,645

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	9	11,561	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		11,828	6,240
Share of other comprehensive income of investments accounted for using the equity method		1,285	1,084
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(76,918)	79,642
Share of other comprehensive income of investments accounted for using the equity method		(21,421)	7,932

Total other comprehensive income, net of tax		(73,665)	94,898

Comprehensive income for the period		¥118,073	¥286,543

Comprehensive income for the period attributable to:
Owners of the parent		107,204	264,831
Non-controlling interests		10,869	21,712

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2016 and 2017

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2016 (unaudited)		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the period
Profit for the period					351,795		351,795	29,809	381,604
Other comprehensive income, net of tax						(469,388)	(469,388)	(29,926)	(499,314)

Total comprehensive income for the period					351,795	(469,388)	(117,593)	(117)	(117,710)
Reclassification to retained earnings					16,868	(16,868)	—		—
Transactions with owners and other
Dividends paid	13				(79,300)		(79,300)	(30,545)	(109,845)
Purchases of treasury stock				(4)			(4)		(4)

Total transactions with owners and other				(4)	(79,300)		(79,304)	(30,545)	(109,849)

Balance as of September 30, 2016 (unaudited)		¥86,067	¥171,118	¥(26,182)	¥6,483,674	¥(150,141)	¥6,564,536	¥239,693	¥6,804,229

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017 (unaudited)		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the period
Profit for the period					381,341		381,341	35,812	417,153
Other comprehensive income, net of tax						103,345	103,345	6,029	109,374

Total comprehensive income for the period					381,341	103,345	484,686	41,841	526,527
Reclassification to retained earnings					739	(739)	—		—
Transactions with owners and other
Dividends paid	13				(86,509)		(86,509)	(37,309)	(123,818)
Purchases of treasury stock				(4)			(4)		(4)

Total transactions with owners and other				(4)	(86,509)		(86,513)	(37,309)	(123,822)

Balance as of September 30, 2017 (unaudited)		¥86,067	¥171,118	¥(26,193)	¥7,008,465	¥454,012	¥7,693,469	¥278,862	¥7,972,331

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2016 and 2017

		Yen (millions)
	Note	September 30, 2016	September 30, 2017
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥559,058	¥577,628
Depreciation, amortization and impairment losses excluding equipment on operating leases		328,087	351,815
Share of profit of investments accounted for using the equity method		(67,083)	(135,211)
Finance income and finance costs, net		(17,878)	18,208
Interest income and interest costs from financial services, net		(59,724)	(62,832)
Changes in assets and liabilities
Trade receivables		80,136	19,816
Inventories		(54,326)	(38,027)
Trade payables		(39,652)	(63,482)
Accrued expenses		(15,743)	8,035
Provisions and retirement benefit liabilities		(169,889)	(50,983)
Receivables from financial services		63,491	(11,620)
Equipment on operating leases		(281,527)	(108,962)
Other assets and liabilities		6,375	(7,709)
Other, net		(5,051)	(2,690)
Dividends received		52,353	62,090
Interest received		106,089	117,546
Interest paid		(48,710)	(54,613)
Income taxes paid, net of refunds		(43,861)	(127,905)

Net cash provided by operating activities		392,145	491,104

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(220,278)	(236,063)
Payments for additions to and internally developed intangible assets		(79,141)	(72,710)
Proceeds from sales of property, plant and equipment and intangible assets		10,223	10,293
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(2,835)	—
Payments for acquisitions of investments accounted for using the equity method		—	(2,450)
Payments for acquisitions of other financial assets		(114,612)	(92,946)
Proceeds from sales and redemptions of other financial assets		66,194	84,498
Other, net		(200)	719

Net cash used in investing activities		(340,649)	(308,659)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,243,184	3,921,076
Repayments of short-term financing liabilities		(4,211,031)	(3,804,854)
Proceeds from long-term financing liabilities		845,193	695,549
Repayments of long-term financing liabilities		(723,464)	(784,848)
Dividends paid to owners of the parent		(79,300)	(86,509)
Dividends paid to non-controlling interests		(29,395)	(32,118)
Purchases and sales of treasury stock, net		(4)	(4)
Other, net		(24,251)	(22,691)

Net cash provided by (used in) financing activities		20,932	(114,399)

Effect of exchange rate changes on cash and cash equivalents		(150,175)	33,803

Net change in cash and cash equivalents		(77,747)	101,849

Cash and cash equivalents at beginning of year		1,757,456	2,105,976

Cash and cash equivalents at end of period		¥1,679,709	¥2,207,825

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2016 and 2017 is as follows:

As of and for the six months ended September 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥841,780	¥4,840,645	¥907,875	¥144,398	¥6,734,698	¥—	¥6,734,698
Intersegment	—	72,866	6,469	10,088	89,423	(89,423)	—

Total	841,780	4,913,511	914,344	154,486	6,824,121	(89,423)	6,734,698

Segment profit (loss)	¥90,708	¥316,363	¥88,355	¥(502)	¥494,924	¥—	¥494,924

Segment assets	¥1,259,390	¥7,047,423	¥8,440,387	¥308,276	¥17,055,476	¥(67,030)	¥16,988,446
Depreciation and amortization	37,883	282,085	311,383	6,620	637,971	—	637,971
Capital expenditures	22,721	246,643	990,383	5,406	1,265,153	—	1,265,153

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,018,649	¥5,237,800	¥1,072,192	¥160,654	¥7,489,295	¥—	¥7,489,295
Intersegment	—	79,854	7,061	10,263	97,178	(97,178)	—

Total	1,018,649	5,317,654	1,079,253	170,917	7,586,473	(97,178)	7,489,295

Segment profit (loss)	¥147,362	¥179,567	¥97,115	¥(1,888)	¥422,156	¥—	¥422,156

Segment assets	¥1,456,075	¥7,845,059	¥9,688,731	¥314,363	¥19,304,228	¥222,851	¥19,527,079
Depreciation and amortization	37,138	304,915	367,541	7,610	717,204	—	717,204
Capital expenditures	22,047	251,843	938,163	4,445	1,216,498	—	1,216,498

Segment information for the three months ended September 30, 2016 and 2017 is as follows:

For the three months ended September 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥409,376	¥2,341,660	¥443,201	¥68,731	¥3,262,968	¥—	¥3,262,968
Intersegment	—	35,740	3,173	4,843	43,756	(43,756)	—

Total	409,376	2,377,400	446,374	73,574	3,306,724	(43,756)	3,262,968

Segment profit (loss)	¥59,510	¥131,830	¥37,778	¥(1,037)	¥228,081	¥—	¥228,081

For the three months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥510,109	¥2,647,865	¥535,235	¥82,990	¥3,776,199	¥—	¥3,776,199
Intersegment	—	45,219	4,329	4,814	54,362	(54,362)	—

Total	510,109	2,693,084	539,564	87,804	3,830,561	(54,362)	3,776,199

Segment profit (loss)	¥68,520	¥39,223	¥47,251	¥(2,049)	¥152,945	¥—	¥152,945

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2016 and 2017 amounted to ¥341,711 million and ¥581,929 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥977,558	¥3,709,230	¥312,139	¥1,390,663	¥345,108	¥6,734,698	¥—	¥6,734,698
Inter-geographic areas	905,680	198,818	31,952	271,911	1,409	1,409,770	(1,409,770)	—

Total	1,883,238	3,908,048	344,091	1,662,574	346,517	8,144,468	(1,409,770)	6,734,698

Operating profit (loss)	¥66,066	¥209,383	¥1,351	¥181,603	¥27,752	¥486,155	¥8,769	¥494,924

Assets	¥4,130,606	¥9,447,227	¥572,484	¥2,334,452	¥595,104	¥17,079,873	¥(91,427)	¥16,988,446
Non-current assets other than financial instruments and deferred tax assets	¥2,428,393	¥4,144,241	¥102,429	¥624,160	¥166,999	¥7,466,222	¥—	¥7,466,222
As of and for the six months ended September 30, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,055,330	¥3,945,541	¥324,829	¥1,760,360	¥403,235	¥7,489,295	¥—	¥7,489,295
Inter-geographic areas	1,027,958	252,567	97,404	315,556	3,268	1,696,753	(1,696,753)	—

Total	2,083,288	4,198,108	422,233	2,075,916	406,503	9,186,048	(1,696,753)	7,489,295

Operating profit (loss)	¥55,860	¥100,929	¥9,182	¥208,146	¥26,731	¥400,848	¥21,308	¥422,156

Assets	¥4,175,437	¥10,988,524	¥685,662	¥2,901,384	¥677,984	¥19,428,991	¥98,088	¥19,527,079
Non-current assets other than financial instruments and deferred tax assets	¥2,482,510	¥4,914,567	¥108,873	¥701,566	¥178,159	¥8,385,675	¥—	¥8,385,675
For the three months ended September 30, 2016
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥513,380	¥1,738,587	¥139,244	¥698,886	¥172,871	¥3,262,968	¥—	¥3,262,968
Inter-geographic areas	464,171	100,658	21,852	132,390	795	719,866	(719,866)	—

Total	977,551	1,839,245	161,096	831,276	173,666	3,982,834	(719,866)	3,262,968

Operating profit (loss)	¥85,843	¥38,112	¥105	¥91,282	¥13,426	¥228,768	¥(687)	¥228,081

For the three months ended September 30, 2017
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥547,386	¥1,936,664	¥158,081	¥933,264	¥200,804	¥3,776,199	¥—	¥3,776,199
Inter-geographic areas	510,878	131,319	50,885	160,950	1,837	855,869	(855,869)	—

Total	1,058,264	2,067,983	208,966	1,094,214	202,641	4,632,068	(855,869)	3,776,199

Operating profit (loss)	¥34,324	¥(660)	¥2,529	¥110,313	¥12,001	¥158,507	¥(5,562)	¥152,945

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2016 and 2017 amounted to ¥341,711 million and ¥581,929 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss and reversal of impairment loss on investments accounted for using the equity method

For the six months ended September 30, 2016, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the six months ended September 30, 2017, the Company did not recognize any significant impairment losses.

In addition, for the six months ended September 30, 2017, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2016 and 2017 are ¥988,496 million and ¥937,033 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2016 and 2017 are ¥393,527 million and ¥454,485 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2016 and 2017 are ¥212,974 million and ¥225,581 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2016 and 2017 are ¥16,332 million and ¥22,493 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the six months ended September 30, 2017 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2017	¥520,130	¥76,900	¥597,030

Provision	¥85,323	¥12,402	¥97,725
Charge-offs	(128,812)	(21,145)	(149,957)
Reversal	(19,250)	(1,910)	(21,160)
Exchange differences on translating foreign operations	5,717	413	6,130

Balance as of September 30, 2017	¥463,108	¥66,660	¥529,768

Current liabilities and non-current liabilities of provisions as of March 31, 2017 and September 30, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017	As of September 30, 2017
Current liabilities	¥348,095	¥287,482
Non-current liabilities	248,935	242,286

Total	¥597,030	¥529,768

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

(9) Employee Benefits

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized ¥84,024 million of past service cost in a credit to profit or loss, of which ¥37,197 million is included in cost of sales, ¥21,385 million is included in selling, general and administrative and ¥25,442 million is included in research and development in the condensed consolidated statements of income for the six months ended September 30, 2016. The defined benefit obligations and plan assets were also remeasured.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and September 30, 2017 consist of the following:

	Yen (millions)
As of March 31, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥8,850	¥—	¥8,850
Interest rate instruments	—	26,663	—	26,663

Total	—	35,513	—	35,513

Debt securities	24,096	38,988	5,610	68,694
Financial assets measured at fair value through other comprehensive income:
Equity securities	177,339	—	11,318	188,657

Total	¥201,435	¥74,501	¥16,928	¥292,864

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,483	¥—	¥33,483
Interest rate instruments	—	21,593	—	21,593

Total	—	55,076	—	55,076

Total	¥—	¥55,076	¥—	¥55,076

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2017.

	Yen (millions)
As of September 30, 2017	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥26,141	¥—	¥26,141
Interest rate instruments	—	30,328	—	30,328

Total	—	56,469	—	56,469

Debt securities	27,007	39,942	5,637	72,586
Financial assets measured at fair value through other comprehensive income:
Equity securities	200,174	—	12,002	212,176

Total	¥227,181	¥96,411	¥17,639	¥341,231

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥22,131	¥—	¥22,131
Interest rate instruments	—	20,627	—	20,627

Total	—	42,758	—	42,758

Total	¥—	¥42,758	¥—	¥42,758

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2017.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2017 and September 30, 2017 are as follows:

	Yen (millions)
	As of March 31, 2017		As of September 30, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,949,553	¥4,952,670	¥5,058,077	¥5,060,803
Debt securities	68,263	68,264	71,344	71,329
Financing liabilities	6,809,118	6,841,558	6,983,482	7,011,312

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the six months ended September 30, 2017, Honda has reached a settlement with the plaintiffs regarding the multidistrict class action litigation in the United States. This settlement is subject to the final court approval. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the six months ended September 30, 2016 and 2017.

	2016	2017
Profit for the period attributable to owners of the parent (millions of yen)	¥351,795	¥381,341
Weighted average number of common shares outstanding, basic (shares)	1,802,282,829	1,802,279,583
Basic earnings per share attributable to owners of the parent (yen)	¥195.19	¥211.59

Earnings per share attributable to owners of the parent for the three months ended September 30, 2016 and 2017 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended September 30, 2016 and 2017.

	2016	2017
Profit for the period attributable to owners of the parent (millions of yen)	¥177,096	¥174,006
Weighted average number of common shares outstanding, basic (shares)	1,802,282,539	1,802,279,187
Basic earnings per share attributable to owners of the parent (yen)	¥98.26	¥96.55

(13) Dividend

(a) Dividend payout

For the six months ended September 30, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

(b) Dividends payable of which record date was in the six months ended September 30, 2017, effective after the period

Resolution	The Board of Directors Meeting on November 1, 2017
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	September 30, 2017
Effective date	November 29, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(14) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on November 1, 2017, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

(1) Reason for acquisition of own share:

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(2) Class of shares and total number of shares to be acquired:

Shares of Common Stock, up to 24,000 thousand shares

(3) Total amount of shares to be acquired:

Up to 90,000 million yen

(4) Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1. Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2. Market purchases based on discretionary investment contracts regarding acquisition of own shares

(15) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on November 8, 2017.